FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities and Exchange Act of 1934

For the Month of May 2005

GRUPO CASA SABA, S.A. DE C.V.
(Translation of registrant's name into English)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, C.P. 11000
Mexico, D.F.
Mexico
(Address of principal executive office)

      Indicate by check mark whether the registrant files or wil file annual reports under cover of Form 20-F or Form 40-F. Form 20-F | X | Form 40-F | _ |

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | _ | No | X |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                 GRUPO CASA SABA, S.A. DE C.V.

Date: May 3, 2005                                     By: ________________________
                                                                                  Name: Manuel Saba Ades
                                                                                  Title: Chief Executive Officer

Grupo Casa Saba, S.A. de C.V.

Table of Contents                                                                                              Page

          Summary of Resolutions from the General Ordinary
          Shareholders Meeting of April 29, 2005 ...................................... 3

GRUPO CASA SABA, S.A. DE C.V.
General Ordinary Shareholders Meeting
April 29, 2005

SUMMARY OF RESOLUTIONS

I. Presentation, and in its case approval of the report submitted by the Board of Directors pursuant to Article 172 of the General Law on Commercial Companies, including the financial statements for the year 2004 and the Statutory Auditor’s report.

RESOLUTIONS

First.- The report as of December 31, 2004, submitted by the Board of Directors pursuant to Article 172 of the General Law on Commercial Companies is hereby approved, taking into account the report rendered by the Statutory Auditor.

Second.- The audited financial statements of the Company as well as of its subsidiary Casa Saba, S.A. de C.V., for the year concluded on December 31, 2004 are hereby approved.

II. Proposal, and in its case approval of allocation of profits which shall include the approval and payment of a dividend for the shareholders in the amount of $120,000,000.00 (one hundred and twenty million 00/100 Mexican pesos).

RESOLUTION

First.- It is hereby approved to apply 5% (five percent) of the net profits obtained in 2004 to the legal reserve of the Company pursuant to Article 2o of the General Law on Commercial Companies.

Second.- It is hereby approved to declare the payment of a dividend of $0.4521 M.N. (cero point four five two one) per share, up to an amount of $120,000,000.00 (one hundred and twenty million 00/100 Mexican pesos).

Third.- It is hereby approved that for tax purposes the amount of $102,797,982.00 (one hundred and two million seven hundred and ninety seven thousand nine hundred and eighty two Mexican pesos) shall be taken from the Net Consolidated Tax Profit Account. The remaining, that is, the amount of $17,202,018.00 (seventeen million two hundred and two thousand eighteen Mexican pesos) will not be taken from such account, and the Company will have to pay them. In order to pay such tax, the Company will take advantage of the tax credit which it has for an amount of $7,372,441.00 (seven million three hundred and seventy two thousand four hundred and forty one Mexican pesos), pursuant to Rule 3.5.15 of the 2004 Tax Regulations.

Fourth.- It is hereby resolved that the shareholders which receive the approved dividend shall not be subject to any withholding for purposes of the income tax.

Fifth.- It is hereby resolved that the approved dividend shall be paid on the date which the Board of Directors determines, and that in no event shall be after December 31, 2005.

III. Presentation of the Audit Committee’s annual report, in terms of article 14 Bis 3, section IV, subsection c) of the Securities Market Law.

RESOLUTION

Sole.- The annual report for the year ended on December 31, 2004 submitted by the Audit Committee to the Board of Directors in terms of Article 14 Bis 3, section IV, subsection c) of the Securities Market Law, is hereby approved in all of its terms.

IV. Appointment or ratification, as the case may be, of the members of the Board of Directors, as well as the Secretary, the Alternate Secretary and the Statutory Auditor of the Company.

RESOLUTIONS

First .- It is approved to ratify the individuals mentioned below as proprietary and alternate members of the Company’s Board of Directors as follows:

                           Director                                Office
                     Isaac Saba Raffoul                           President
                     Moisés Saba Ades                       Vice-president
                    Alberto Saba Ades                        Vice-president
                    Manuel Saba Ades                        Vice-president
                   Gabriel Saba Djamus                          Director
                Agustín Rodríguez Legorreta         Independent Director
                   Raúl Fernández Diaque              Independent Director
                 Alejandro Sadurni Gómez         Alternate Director
                      Iván Moguel Kuri                 Alternate Independent Director

Second.- It is approved to ratify Mr. Francisco Fuentes Ostos as Secretary of the Board of Directors, without being a member of the same. And it is resolved not to appoint an alternate secretary.

Third.- Manuel Sainz Meixueiro and José Antonio Guzmán Durán are ratified as Statutory Auditor and Alternate Statutory Auditor of the Company, respectively.

V. Appointment or ratification, as the case may be, of the members of the Audit Committee.

RESOLUTION

Sole.- It is approved to ratify, Agustín Rodríguez Legorresta, Raúl Fernández Diaque, independent directors, and Manuel Saba Ades vice-president of the Company, as members of the Audit Committee, provided that Agustín Rodríguez Legorreta shall be the chairman.

VI. Appointment or ratification, as the case may be, of members that shall conform the Executive Committee.

RESOLUTION

Sole.- Mr. Manuel Saba Ades, Alberto Saba Ades and Moisés Saba Ades, are ratified as members of the Executive Committee.

VII. Remuneration for the members of the Board of Directors, the Audit Committee, the Executive Committee, the Secretary and the Statutory Auditors.

The shareholders thanked the members of the Board of Directors, the Executive Committee that Audit Committee as well as the Statutory Auditors and the Secretary for renouncing to their remuneration.

VIII. Designation of delegates who will formalize the resolutions taken at this meeting.

RESOLUTION

Sole.- It is resolved to appoint the following as special delegates of this meeting Manuel Saba Ades, Pedro Alejandro Sadurni Gómez, Jesús Guerra Jorge Sánchez Lanzilotti, Francisco Fuentes Ostos, Patricio Trad Cepeda and María Hyde Marcín, in order for them to, indistinctly appear before the notary public of their election to formalize all or part of the minute of the shareholders meeting, to apply for the registration, directly of through the person they chose to appoint for such purpose, of the corresponding notarization document before the Registro Público de Comercio (Public Registry of Commerce) of Mexico City Federal District and to perform all necessary acts in order to execute the resolutions adopted by the shareholders meeting; being expressly authorized to issue the certifications of all or part of the minute that are in term requested. Additionally, the aforementioned people are hereby authorized to file all notices and notifications related to the resolutions adopted in the meeting before the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores), theMexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and the Securities Depositary Institution (S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores).